UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

SPORT CHALET, INC.

(Name of Subject Company)

SPORT CHALET, INC.

(Name of Persons Filing Statement)

Class A Common Stock, $0.01 par value	Class B Common Stock, $0.01 par value
(Title of Class of Securities)	(Title of Class of Securities)

849163 20 9	849163 30 8
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Howard K. Kaminsky

Executive Vice President-Finance,

Chief Financial Officer and Secretary

Sport Chalet, Inc.

One Sport Chalet Drive

La Canada, California 91011

(818) 949-5300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter M. Menard, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, California 90071

(213) 620-1780

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (“Amendment No. 7”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 3, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Sport Chalet, Inc., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment No. 7 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional disclosure to the end of such Item:

On August 3, 2014, Sport Chalet, Inc., a Delaware corporation (the “Company”), entered into Amendment No. 1 (the “Merger Agreement Amendment”), to the Agreement and Plan of Merger, dated as of June 30, 2014 (the “Merger Agreement”), by and among the Company, Vestis Retail Group, LLC, a Delaware limited liability company (“Vestis”), and Everest Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Vestis (“Merger Sub”), to, among other things, change the definition of Initial Offer Expiration Time from midnight, New York City time, at the end of August 1, 2014 to midnight, New York City time, at the end of August 15, 2014.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional disclosure to the end of such Item:

The information set forth under Item 2 of this Amendment No. 7 above is incorporated by reference herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits.

Exhibit Number	Description

(a)(5)(ix)	Press release, dated August 4, 2014 (incorporated by reference to Exhibit 99.1 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on August 4, 2014).

(e)(23)	Amendment No. 1, dated as of August 3, 2014, to Agreement and Plan of Merger, dated as of June 30, 2014, by and among Sport Chalet, Inc., Vestis Retail Group, LLC and Everest Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on August 4, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT CHALET, INC.

By:	/s/ Howard K. Kaminsky
Howard K. Kaminsky
Executive Vice President – Finance, Chief Financial Officer and Secretary

Dated: August 4, 2014